                                                                     Exhibit 3.2


                             INVITROGEN CORPORATION
                                  JULY 19, 2001

AMENDMENT OF BY-LAWS AND APPOINTMENT OF NEW DIRECTORS

Mr. Turner announced to the Board that Directors Jaggers and Shuster had notified the Company of their resignations from the Board, effective as of the end of the present meeting. Mr. Turner thanked each of these directors for their contributions to the Board. Messrs. Dittamore and Mercer then stepped out of the meeting, and Mr. Turner led the Board in a discussion of the proposed amendment of the By-laws to increase the number of directors by one and of the proposed appointment of Messrs. Dittamore and Mercer, and Mr. Balakrishnan S. Iyer to the Board to fill the newly created directorship and the vacancies left by the resignations of Messrs. Jaggers and Shuster. Mr. Turner reviewed with the Board the credentials of each candidate, which had been provided to the Board in advance of the meeting. Mr. Grimm reported that the Compensation and Organization Committee is recommending to the Board that the number of directors be increased to ten, that Messrs. Dittamore, Iyer and Mercer be added to the Board, that Messrs. Dittamore and Iyer be appointed to the Audit Committee, and that Mr. Mercer be appointed to the Compensation and Organization Committee. Following discussion and upon motion duly made and seconded it was unanimously

         RESOLVED: that, in accordance with Section 2 of Article V of the Restated Certificate of Incorporation of the Company, as amended, and
         Article IX of the Amended and Restated By-laws of the Company (the "By-laws"), the Board hereby amends the first sentence of Section 2.1 of the By-laws to read in its entirety as follows:

                  The number of directors shall be set within a range from and including five (5) to and including ten (10), with the number initially set at eight (8), and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption).

         RESOLVED: that, in accordance with Section 1(b) of Article V of the Restated Certificate of Incorporation of the Company, as amended, and
         Section 2.1 of the Amended and Restated By-laws of the Company, the Board hereby determines that the number of directors of the Company shall be ten (10).

         RESOLVED: that, in accordance with Section C.2 (a) of Article IV of the Restated Certificate of Incorporation of the Company, as amended, and
         Section 2.2 of the Amended and Restated By-laws of the Company, the Board hereby appoints and elects the following individuals to serve as directors of the Company in Class III and to hold office from the end of the present meeting on July 19, 2001, until the next annual meeting of stockholders of the Company or until their earlier death, resignation or removal:

                  Raymond V. Dittamore
                  Balakrishnan S. Iyer
                  William J. Mercer

         FURTHER RESOLVED: that Raymond V. Dittamore and Balakrishnan S. Iyer are hereby appointed to the Audit Committee of the Board, so that the composition of the Audit Committee is as follows:

                  Bradley G. Lorimier, Chairperson
                  Thomas H. Adams
                  Raymond V. Dittamore
                  Balakrishnan Iyer

         FURTHER RESOLVED: that William J. Mercer is hereby appointed to the Compensation and Organization Committee of the Board, replacing Kurt R. Jaggers, so that the composition of the Compensation and Organization Committee is as follows:

                  Donald W. Grimm, Chairperson
                  William J. Mercer
                  Jay M. Short, Ph.D.